Via Facsimile and U.S. Mail
Mail Stop 6010

November 20, 2007

Mr. Michel de Rosen
President, Chief Executive Officer
ViroPharma, Incorporated
397 Engleview Boulevard
Exton, Pennsylvania, 19341

Re: ViroPharma, Incorporated
Form 10-K for Fiscal Year Ended December 31, 2006
Filed February 28, 2007
Form 10-Q for the Period Ended September 30, 2007
Filed October 31, 2007
File No. 000-21699

Dear Mr. de Rosen:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where our comments request you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filings, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Michel de Rosen
ViroPharma, Incorporated
November 20, 2007
Page 2

Form 10-K - December 31, 2006

Financial Statements, page 67

Notes to the Consolidated Financial Statements, page 74

6. Intangible Assets, page 81

1.   On page 42 you state that "Intangible amortization is the result of the Vancocin
        product rights acquisition…". Since "Cost of sales" in your Consolidated
        Statements of Operations excludes amortization of these acquired developed
        product rights, revise to include a parenthetical disclosure after the caption cost of
        sales that discloses this omission. Further, revise to delete any presentation and
        discussion of "Gross product margin" throughout the filing unless amortization of
        the acquired developed product rights is included in cost of sales..

Form 10-Q - Period Ending September 30, 2007

Item 1. Financial Statements (unaudited), page 3

Notes to the Unaudited Consolidated Financial Statements, page 7

Note 6. Long-Term Debt, page 10

2.   Please revise to disclose the following regarding the derivative instruments (call
        options purchased and warrants sold) executed in connection with the $250
        million senior convertible notes issued on March 26, 2007:

        a) Your objectives for holding or issuing those instruments,
        b) the context needed to understand those objectives,
        c) your strategies for achieving those objectives and
        d) an analysis of the accounting you applied to these transactions and how they
           comply with US GAAP citing specific authoritative literature.

        Refer to FAS 133 paragraphs 44-45.

                                        *   *   *   *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provide the requested information. Detailed letters greatly facilitate our
review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact James Peklenk, Staff Accountant, at (202) 551-3661, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant